Exhibit 99.1
Cresco Labs Announces Voting Results of Its Annual General and Special Meeting of Shareholders
CHICAGO – July 10, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today announced the results of its annual general and special meeting of shareholders (the “Meeting”) held on July 10, 2024.
At the Meeting, the number of directors on the board of directors of the Company for the ensuing year was fixed at eight (8) by the shareholders and the following nominees for election as directors of the Company were elected by a majority of votes cast by the shareholders virtually present or represented by proxy at the Meeting:
•Charles Bachtell
•Tarik Brooks
•Gerald F. Corcoran
•Marc Lustig
•Thomas J. Manning
•Randy D. Podolsky
•Michele Roberts
•Robert M. Sampson
Further, Marcum LLP was reappointed as the Company’s auditor for the ensuing year.
At the Meeting, shareholders passed an ordinary resolution to approve the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “Amended Plan”). The Amended Plan provides for an increase in the share pool by adding 20,000,000 subordinate voting shares available for issuance under the Amended Plan. The share pool will remain at this increased amount until 10% of the issued and outstanding as-converted subordinate voting shares equals or exceeds such amount, after which the share pool will again be determined on a 10% rolling basis. Cresco Labs remains committed to a 10% rolling plan in the long-term, and the additional 20,000,000 subordinate voting shares will act as a temporary bridge to allow the Company to properly incentivize its employees and directors until the first date that there is equivalent capacity under a 10% rolling plan.
Shareholders of Cresco Labs also voted to approve the option exchange program (“Option Exchange”) at the Meeting. Under the Option Exchange, certain employees were given the opportunity to exchange on a value-neutral basis certain out-of-the-money stock options for a lesser number of new stock options (the “New Options”) with an exercise price equal to the higher of the closing price of the Company’s subordinate voting shares on the grant date of the New Options (the “New Option Grant Date”) or the trading day preceding the New Option Grant Date. In addition to the benefits for employees, the Option Exchange reduced the Company’s equity overhang (the potential dilution represented by outstanding equity awards) by approximately 1.7 million shares.
Each of the foregoing matters was approved by more than 97% of the shares voted at the Meeting.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and

Exhibit 99.1
branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2023, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Exhibit 99.1
Contacts
Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com